NEWS RELEASE
Richmont Mines Inc., 1 Place-Ville-Marie, Suite 2130, Montreal, QC H3B 2C6 Canada

IMMEDIATE RELEASE

RICHMONT MINES REPORTS STRONG REVENUE AND NET INCOME
IN THE FIRST QUARTER OF 2009

  Precious metals revenue up 32% and ounces sold increase 11%

  First quarter earnings of $1.4 million, or $0.05 per share, $1 million above prior year

  Exploration expenses of $1.2 million

  $27.4 million in cash and cash equivalents at March 31, 2009

MONTREAL, Quebec, Canada, May 7, 2009 - Richmont Mines Inc. (TSX/NYSE Amex: RIC), a gold exploration, development and production company with operations in Canada, today announced financial and operational results for its first quarter ended March 31, 2009. Financial results are based on Canadian GAAP and dollars are reported in Canadian currency, unless otherwise noted.

Revenue for the first quarter of 2009 was $19.9 million, a 33% increase compared with $15.0 million in the first quarter of 2008. In the 2009 quarter, 16,614 ounces of gold were sold at an average price of US$908 (CAN$1,131) per ounce, compared with 14,995 ounces of gold sold in the same period the prior year at an average price of US$888 (CAN$947) per ounce. Total precious metals revenue was up $4.6 million, or 32%, to $18.8 million in the first quarter of 2009 compared with $14.2 million in the first quarter of 2008, driven by the increase in ounces sold at a 19% higher average selling price per ounce in Canadian dollars.

Operating costs, including royalties, for the first quarter of 2009 were $13.5 million compared with $10.4 million in the same period the prior year reflecting increased production. The average cash cost per ounce of gold sold was relatively flat at US$653 (CAN$813) in the first quarter compared with US$654 (CAN$697) in the first quarter of 2008 reflecting the impact of a stronger US dollar.

Exploration and project evaluation costs increased $0.1 million to $1.2 million in the first quarter of 2009, as the Company continued its efforts to grow its reserves. Exploration costs were approximately $0.8 million at the Beaufor Mine, $0.4 million at the Island Gold Mine, $0.2 million at the Francoeur property and about $0.1 million on other properties during the current quarter. The Company recorded exploration tax credits of $0.3 million during the quarter.

Net earnings for the first quarter of 2009 were $1.4 million, or $0.05 per share, compared with net earnings of $0.4 million, or $0.02 per share, in the first quarter of 2008.

Strong Cash Position and Solid Capital Structure

At March 31, 2009, cash and cash equivalents were $27.4 million, a $1.4 million increase from $26.0 million at December 31, 2008. The cash equivalents included $12.4 million of Canadian bankers acceptance and bank discount notes with high level credit ratings and $15.0 million in cash deposited in a major Canadian chartered bank. During the quarter, $1.6 million was invested in property, plant and equipment, the majority of which was at the Island Gold Mine. Richmont Mines has no long-term debt obligations, working capital of $28.3 million and only 26.1 million shares outstanding.

RICHMONT MINES REPORTS STRONG REVENUE AND NET INCOME IN THE FIRST QUARTER OF 2009
May 7, 2009

Island Gold Mine
	Three months ended
	March 31,	March 31,
	2009	2008

Tonnes	51,028	31,688
Head grade (g/t)	6.85	7.23
Gold recovery (%)	94.39	94.95
Recovered grade (g/t)	6.47	6.86
Ounces sold	10,613	6,992
Cash cost per ounce (US$)	671	759

Investment in property, plant and equipment (thousands of CAN$)	1,291	475
Exploration expenses (thousands of CAN$)	368	312

Differed development metres	437	118

Diamond drilling (metres)
Definition	3,566	1,088
Exploration	-	3,393

During the first quarter of 2009, 51,028 tonnes of ore from the Island Gold Mine were processed at an average recovered grade of 6.47 g/t, and 10,613 ounces of gold were sold at an average price of US$911 (CAN$1,135) per ounce. For the same period last year, 31,688 tonnes of ore were processed at an average recovered grade of 6.86 g/t, and 6,992 ounces of gold were sold at an average price of US$879 (CAN$937) per ounce. Although the increase in tonnes processed, the mining costs were higher because of major repairs at the mill that resulted in several loss days of operations. The mill upgrade is advancing well as daily output reached peaks in excess of 700 tonnes per day. The cash cost was US$671 (CAN$836) during the quarter as compared with a cash cost of US$759 (CAN$809) for the same quarter the prior year. The higher cash cost in Canadian dollars is mainly due to a lower recovered grade of 6%, which is mainly attributable to lower grades in the development ore, and to increased definition drilling of 3,566 metres in 2009 compared with 1,088 metres in 2008.

Mr. Martin Rivard, President and CEO of Richmont Mines, commented, “During the first quarter we accelerated our development activities at Island Gold and the ore from the development zone was of a lower grade than we had previously experienced, resulting in an increase in cash cost per ounce in CAN$. We are confident that the grade levels will improve as the development activities progress. The mine is now producing near our projected level of around 600 tonnes per day and we anticipate strong production from this mine in 2009 and beyond and our focus is to significantly reduce operating costs.”

RICHMONT MINES REPORTS STRONG REVENUE AND NET INCOME IN THE FIRST QUARTER OF 2009
May 7, 2009

Beaufor Mine
	Three months ended
	March 31,	March 31,
	2009	2008

Tonnes	29,463	30,697
Head grade (g/t)	6.47	8.28
Gold recovery (%)	97.86	97.98
Recovered grade (g/t)	6.34	8.11
Ounces sold	6,001	8,003
Cash cost per ounce (US$)	621	562

Investment in property, plant and equipment (thousands of CAN$)	209	80
Exploration expenses (thousands of CAN$)	806	550

Differed development metres	91	-

Diamond drilling (metres)
Definition	4,119	1,749
Exploration	5,976	5,857

During the first quarter of 2009, 29,463 tonnes of ore from the Beaufor Mine were processed at an average recovered grade of 6.34 g/t, and 6,001 ounces of gold were sold at an average price of US$902 (CAN$1,124) per ounce. In the same quarter the prior year, 30,697 tonnes of ore were processed at an average recovered grade of 8.11 g/t, and 8,003 ounces of gold were sold at an average price of US$896 (CAN$955) per ounce. The cash cost of production in the first quarter of 2009 was US$621 (CAN$773) per ounce sold, up from US$562 (CAN$599) in the first quarter of 2008, due to increased definition drilling, higher mining costs and a lower grade level of ore recovered during the current period. During the current quarter, Richmont processed 27,869 tonnes of custom milling ore at the Camflo Mill while there was no custom milling at Camflo Mill in the 2008 first quarter.

Mr. Rivard continued, “We are increasing our efforts to reduce our operating costs at Beaufor Mine while maintaining a significant exploration program of approximately 45,000 metres of drilling for 2009.”

Francoeur

Richmont has decided to move forward with exploration activities at the Francoeur Project in Quebec, where it previously mined 345,000 ounces of gold, which were mainly processed at the Camflo Mill, prior to ceasing operations in 2001 when the relatively low price of gold at the time could not justify additional capital expenditures. The mine was subsequently flooded in 2003. The Company began preparation work to start dewatering activities of the underground openings and will upgrade the existing hoist and related infrastructure. This work is expected to be completed over an eight month period. A surface drilling program consisting of approximately 8,000 metres is planned for this summer with the objective of increasing known resources. Richmont’s 2009 budget for dewatering and drilling program is approximately CAN$4.5 million. The Company also plans to file a technical report (NI 43-101) during the third quarter of 2009.

RICHMONT MINES REPORTS STRONG REVENUE AND NET INCOME IN THE FIRST QUARTER OF 2009
May 7, 2009

Appointment

After the passing of Mr. Jean-Guy Rivard, founder and Chairman of Richmont Mines, on March 28, 2009, the Company appointed Mr. Denis Arcand as Interim Chairman of the Board of Directors until the next Annual and Special General Meeting of the Company. Mr. Arcand was Vice President of the Board of Directors and has been a Director of Richmont Mines since September 1995.

Furthermore, Ms. Sandra Cauchon, lawyer of Richmont Mines, has been appointed as secretary of the Company on February 24, 2009, in replacement of Ms. Stephanie Lee.

Outlook

Mr. Rivard concluded, “We will increase our efforts on production cost reductions at both operating mines while maximising our exploration efforts. We are pleased to initiate exploration and development work at our past producing Francoeur Mine, which fits well into our growth plan. We will also continue to evaluate potential acquisition and partnership opportunities to fill our pipeline with additional reserves and resources.”

Annual and Special General Meeting

Richmont Mines’Annual and Special General Meeting will be held on Thursday, May 14, 2009, at Suite 2500, Salle Lafleur A, 1000 De la Gauchetière West Street, Montreal, Quebec, at 9:00 a.m. The annual meeting presentation will also be available on Richmont Mines’ Web site.

Other Upcoming Events

Mr. Martin Rivard, President and CEO, will present at the New York Society of Security Analysts’ 2009 Metals & Mining conference at the NYSSA New York City offices, 1177 Avenue of the Americas, beginning at 3:40 p.m. on Wednesday, June 3, 2009. A copy of Mr. Rivard’s presentation will be available on Richmont Mines’ Web site, in the Investor Relations section, on the day of the presentation.

Martin Rivard
President and Chief Executive Officer

About Richmont Mines Inc.

Richmont produces gold from its operations in Canada and is focused on building its reserves in North America, and has extensive experience in gold exploration, development and mining. Since it began production in 1991, Richmont has produced more than one million ounces of gold from its holdings in Quebec, Ontario and Newfoundland. Richmont’s strategy is to cost-effectively develop and exploit its gold mining assets, acquire properties, or develop partnerships to expand its reserve base. Richmont routinely posts news and other important information on its Web site at: www.richmont-mines.com.

Forward-Looking Statements

This news release contains forward-looking statements that include risks and uncertainties. When used in this news release, the words “estimate”, “project”, “anticipate”, “expect”, “intend”, “believe”, “hope”, “may” and similar expressions, as well as “will”, “shall” and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on current expectations and apply only as of the date on which they were made.

The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenue and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be set out in Richmont Mines’ Annual Information Form, Annual Reports and periodic reports.

RICHMONT MINES REPORTS STRONG REVENUE AND NET INCOME IN THE FIRST QUARTER OF 2009
May 7, 2009

Cautionary Note to U.S. Investors Concerning Resource Estimates

The resource estimate in this news release is prepared in accordance with Regulation 43-101 adopted by the Canadian Securities Administrators. The requirements of R 43-101 differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”). In this news release, we use the terms “measured”, “indicated” and “inferred” resources. Although these terms are recognized and required in Canada, the SEC does not recognize them. The SEC permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that constitute “reserves”. Under United States standards, mineralization may not be classified as a reserve unless the determination has been made that the mineralization could be economically and legally extracted at the time the determination is made. United States investors should not assume that all or any portion of a measured or indicated resource will ever be converted into “reserves”. Further, “inferred resources” have a great amount of uncertainty as to their existence and whether they can be mined economically or legally, and United States investors should not assume that “inferred resources” exist or can be legally or economically mined, or that they will ever be upgraded to a higher category.

For more information, please contact Investor Relations:

James Culligan
Investor Relations, Kei Advisors LLC	Ticker symbol: RIC
Phone: 716 843-3874	Listings: TSX - NYSE Amex
E-mail: jculligan@keiadvisors.com	Web site: www.richmont-mines.com

FINANCIAL STATEMENTS FOLLOW.

RICHMONT MINES REPORTS STRONG REVENUE AND NET INCOME IN THE FIRST QUARTER OF 2009
May 7, 2009

EXPLORATION PROPERTIES
	Three months ended
	March 31,	March 31,
	2009	2008
	$	$

Exploration costs – Mines
Beaufor Mine	806	550
Island Gold Mine	368	312

	1,174	862

Exploration costs – Other properties
Francoeur / Wasamac properties	192	40
Golden Wonder property	-	474
Other properties	18	8
Project evaluation	101	50

	1,485	1,434

Exploration tax credits	(267)	(353)

	1,218	1,081

RICHMONT MINES REPORTS STRONG REVENUE AND NET INCOME IN THE FIRST QUARTER OF 2009
May 7, 2009

FINANCIAL DATA
	Three-month period
	ended March 31,
CAN$	2009	2008

Results (in thousands of $)
Revenue	19,873	14,961
Net earnings	1,433	406
Cash flow from operations	3,063	2,542

Results per share ($)
Net earnings basic and diluted	0.05	0.02

Basic weighted average number of common shares outstanding (thousands)	26,105	24,053

Average selling price of gold per ounce	1,131	947
Average selling price of gold per ounce (US$)	908	888

	March 31,	December 31,
	2009	2008

Financial position (in thousands of $)
Total assets	84,467	82,881
Working capital	28,317	26,753
Long-term debt	-	-

SALES AND PRODUCTION DATA
	Three-month period ended March 31,
		Ounces of gold		Cash cost
				(per ounce sold)
	Year	Sales	Production	US$	CAN$
Island Gold Mine	2009	10,613	9,506	671	836
	2008	6,992	8,008	759	809
Beaufor Mine	2009	6,001	4,851	621	773
	2008	8,003	10,385	562	599
Total	2009	16,614	14,357	653	813
	2008	14,995	18,393	654	697
	Average exchange rate used for 2008: US$1 = CAN$1.0660
		2009 estimated exchange rate: US$1 = CAN$1.2456

RICHMONT MINES REPORTS STRONG REVENUE AND NET INCOME IN THE FIRST QUARTER OF 2009
May 7, 2009

CONSOLIDATED STATEMENTS OF EARNINGS
	(in thousands of Canadian dollars)
(Unaudited)	Three months ended
	March 31,	March 31,
	2009	2008
	$	$

REVENUE
Precious metals	18,790	14,194
Other	1,083	767

	19,873	14,961

EXPENSES
Operating costs	13,086	10,097
Royalties	418	347
Custom milling	717	-
Administration	889	827
Exploration and project evaluation	1,218	1,081
Accretion expense - asset retirement obligations	69	43
Depreciation and depletion	1,355	1,205
Loss (gain) on disposal of mining assets	(2)	20

	17,750	13,620

EARNINGS BEFORE OTHER ITEMS	2,123	1,341

MINING AND INCOME TAXES	589	723

	1,534	618

MINORITY INTEREST	101	212

NET EARNINGS	1,433	406

NET EARNINGS PER SHARE
basic and diluted	0.05	0.02

BASIC AND DILUTED WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING (thousands)	26,105	24,053

See accompanying notes to consolidated financial statements available on SEDAR (www.sedar.com).

RICHMONT MINES REPORTS STRONG REVENUE AND NET INCOME IN THE FIRST QUARTER OF 2009
May 7, 2009

CONSOLIDATED BALANCE SHEETS
	(in thousands of Canadian dollars)
	March 31,	December 31,
	2009	2008
	$	$
	(Unaudited)	(Audited)

ASSETS

CURRENT ASSETS
Cash and cash equivalents	27,443	26,021
Restricted cash	104	116
Short-term investments	152	121
Accounts receivable	876	986
Mining and income taxes receivable	1,669	1,586
Inventories	5,648	6,012

	35,892	34,842

PROPERTY, PLANT AND EQUIPMENT	48,575	48,039

	84,467	82,881

LIABILITIES

CURRENT LIABILITIES
Accounts payable and accrued charges	6,851	6,912
Mining and income taxes payable	724	1,177

	7,575	8,089

ASSET RETIREMENT OBLIGATIONS	4,821	4,664

MINORITY INTEREST	2,125	2,024

FUTURE MINING AND INCOME TAXES	1,409	1,086

	15,930	15,863

SHAREHOLDERS’ EQUITY

Capital stock	64,639	64,672
Contributed surplus	5,774	5,678
Deficit	(1,671)	(3,096)
Accumulated other comprehensive income	(205)	(236)

	68,537	67,018

	84,467	82,881

See accompanying notes to consolidated financial statements available on SEDAR (www.sedar.com).

RICHMONT MINES REPORTS STRONG REVENUE AND NET INCOME IN THE FIRST QUARTER OF 2009
May 7, 2009

CONSOLIDATED STATEMENTS OF CASH FLOW
	(in thousands of Canadian dollars)
(Unaudited)	Three months ended
	March 31,	March 31,
	2009	2008
	$	$

CASH FLOW FROM OPERATING ACTIVITIES
Net earnings	1,433	406
Adjustments for:
Depreciation and depletion	1,355	1,205
Stock-based compensation	101	141
Accretion expense - asset retirement obligations	69	43
Loss (gain) on disposal of mining assets	(2)	20
Gain on disposal of short-term investments	-	(35)
Minority interests	101	212
Future mining and income taxes	323	(174)

	3,380	1,818

Net change in non-cash working capital items	(317)	724

	3,063	2,542

CASH FLOW FROM (USED IN) INVESTING ACTIVITIES
Property, plant and equipment - Island Gold Mine	(1,291)	(475)
Property, plant and equipment - Beaufor Mine	(209)	(80)
Other property, plant and equipment	(103)	(270)
Disposal of mining assets	8	14
Cash received from an advance to a minority partner	-	375
Acquisition of short-term investments	-	(12)
Disposal of short-term investments	-	651

	(1,595)	203

CASH FLOW USED IN FINANCING ACTIVITIES
Issue of common shares	14	19
Redemption of common shares	(60)	(40)

	(46)	(21)

Net increase in cash and cash equivalents	1,422	2,724

Cash and cash equivalents, beginning of period	26,021	27,291

Cash and cash equivalents, end of period	27,443	30,015

See accompanying notes to consolidated financial statements available on SEDAR (www.sedar.com).